Exhibit 99.1

Oculis Announces Pricing of $100 Million Oversubscribed Offering of Ordinary Shares

ZUG, Switzerland, February 13, 2025 – Oculis Holding AG (Nasdaq: OCS; XICE: OCS) (“Oculis” or the “Company”), a global biopharmaceutical company focused on innovations addressing ophthalmic and neuro-ophthalmic diseases with significant unmet medical needs, today announced the pricing of an underwritten offering of 5,000,000 of its ordinary shares, CHF 0.01 nominal value per share, at a price of $20.00 per share, for total gross proceeds of $100 million, before deducting underwriting discounts and commissions and offering expenses (the “Offering”).

The oversubscribed Offering is expected to close on or about February 18, 2025, subject to satisfaction of customary closing conditions. Before closing, the new shares will be issued out of the Company’s existing capital band (Kapitalband), bringing the total number of registered shares authorized by the Company as per its Articles of Association up to 53,943,700.

Oculis intends to use the net proceeds from the Offering to advance and accelerate its clinical development pipeline, particularly the development of its novel neuroprotective clinical candidate Privosegtor (OCS-05), as well as for working capital and general corporate purposes.

BofA Securities and Leerink Partners are acting as joint bookrunning managers for the Offering. Pareto Securities is acting as lead manager for the Offering. Arctica Finance is acting as financial advisor for the Offering.

The Offering is being made pursuant to a registration statement on Form F-3, including a base prospectus, that was previously filed with the U.S. Securities and Exchange Commission (“SEC”) on April 1, 2024 and declared effective on April 3, 2024. The shares referred to in this press release are being offered in the United States only by means of a prospectus supplement. Copies of the final prospectus supplement for the Offering and the accompanying prospectus may be obtained, when available, from: BofA Securities, Attention: Prospectus Department, NC1-022-02-25, 201 North Tryon, Charlotte, North Carolina 28255-0001, or by email at dg.prospectus_requests@bofa.com or Leerink Partners LLC, Attention: Syndicate Department, 53 State Street, 40th Floor, Boston, Massachusetts 02109, by telephone at (800) 808-7525, ext. 6105 or by email at syndicate@leerink.com. Investors may also obtain these documents at no cost by visiting the SEC’s website at http://www.sec.gov.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline of multiple innovative product candidates in development includes: OCS-01, a topical eye drop candidate for diabetic macular edema; Privosegtor (OCS-05), a neuroprotective candidate for acute optic neuritis with potentially broad clinical applications in other neuro-ophthalmic diseases and Licaminlimab (OCS-02), a topical biologic anti-TNFα eye drop candidate for dry eye disease. Headquartered in Switzerland with operations in the U.S. and Iceland, Oculis is led by an experienced management team with a successful track record and supported by leading international healthcare investors.

Important Information

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these shares, nor shall there be any sale of these shares, in any state or jurisdiction in which such offer, solicitation or sale

Exhibit 99.1

would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

With respect to the member States of the European Economic Area (a “Relevant Member State”), no action has been undertaken or will be undertaken to make an offer to the public of the shares referred to herein requiring a publication of a prospectus in any Relevant Member State. As a result, the shares may not and will not be offered in any Relevant Member State except in accordance with the exemptions set forth in Article 1(4) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14, 2017 on the prospectus to be published when shares are offered to the public admitted to trading on a regulated market, as amended (the “Prospectus Regulation”) or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that Relevant Member State.

In addition, in the United Kingdom, this announcement is directed at and for distribution only to Qualified Investors who are (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act (Financial Promotion) Order 2005, as amended (the "Order"), or (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, and (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). The shares referred to herein are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with Relevant Persons. Any person who is not a Relevant Person should not act or rely on this communication or any of its contents.

No announcement or information regarding this Offering may be disseminated to the public in jurisdictions where a prior registration or approval is required for such purpose. Other than the registration statement filed with the SEC, no steps have been taken, or will be taken, for the Offering of shares in any jurisdiction where such steps would be required. The issue or sale of shares, and the subscription for or purchase of shares, are subject to special legal or statutory restrictions in certain jurisdictions. Oculis is not liable if these restrictions are not complied with by any person.

Oculis Contacts

Ms. Sylvia Cheung, CFO
sylvia.cheung@oculis.com

Investor Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements and information. For example, statements regarding the expected closing of the Offering and the expected use of proceeds from the Offering are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are subject to risks, uncertainties and other factors that may cause actual

Exhibit 99.1

results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F, the prospectus supplements related to this Offering and any other documents filed with the SEC. Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.